DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003792

February 2, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

Dear Ms. Jones:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Bank of America by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415


Bank of America.

January 6, 2005

Bank of America
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

704.386.2400
Fax 704.386.6453

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated November 10, 2004 from Emil Rossi (the "Proponent") for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. Six copies of the opinion of Richards, Layton & Finger, P.A., the Corporation's special Delaware counsel; and

3. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the "board of directors take the necessary steps to amend the Company's


U S A

governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(2), (i)(1) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate the law. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with an improper subject for stockholder action under Delaware law. Finally, the Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because it would require the Corporation to violate the law.

Violation of Delaware Law

Rule 14a-8(i)(2) provides that a proposal may be excluded if its implementation would cause the company to violate any state, federal, or foreign law to which it is subject. The Corporation is a Delaware corporation. The Proposal would cause the Corporation to violate Delaware law prohibiting directors from delegating to shareholders the duties and obligations assigned to them under the Delaware General Corporate Law ("DGCL"). The Corporation has reached this conclusion based, in part, on the legal opinion of the law firm of Richards, Layton & Finger (the "RLF Opinion"), a copy of which is attached here to as **Exhibit B**. Because the issues set forth herein are discussed at considerable length in RLF Opinion, that discussion is incorporated in this letter as if set forth herein. The RLF Opinion states, in relevant part:

> For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory does not affect our conclusions as contained herein.

The RLF Opinion states that the Proposal would require the Corporation's directors to amend the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to require implementation of every resolution that receives a vote of a majority of the company's outstanding shares. This implementation would be required, whether or not such resolution would be harmful to the Corporation and/or its other stockholders, and without consideration by the directors of the advisability of the resolution in accordance with their fiduciary duties. Such an amendment by the Corporation's directors would be a violation of Delaware law.

Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

Accordingly, as discussed in greater detail in the RLF Opinion, any attempt by the directors to implement the Proposal without first amending the Certificate of Incorporation would violate Section 141(a) of the DGCL.

Most recently, the Division permitted proposals that are **identical** to the Proposal to be excluded under Rule 14a-8(i)(2). *See GenCorp Inc.* (December 20, 2004) and *SBC Communications Inc.* (December 16, 2004). In *SBC Communications*, the company's position was supported by an opinion of counsel from the Delaware law firm of Richards, Layton & Finger substantially similar to the RLF Opinion provided to the Corporation. In *SBC Communications*, the Division concurred in the exclusion of the proposal under Rule 14a-8(i)(2), noting, "in the opinion of your counsel implementation of the proposal would require SBC to violate state law." In *GenCorp*, the Division also concurred in the exclusion of the proposal under Rule 14a-8(i)(2), noting that in the opinion of the company's counsel, implementation of the proposal would require the company to violate Ohio law.

In addition, the Division has previously concurred in the exclusion of similar proposals on the grounds that implementation would violate state law. *See The Gillette Company* (March 10, 2003) and *Wisconsin Energy Corporation* (February 28, 2003). In *Gillette*, the Division concurred that a proposal requesting a policy establishing procedures for adopting shareholder proposals approved by more than 50% of the shares voted was excludable under Rule 14a-8(i)(2). The proposal would have required *Gillette*, a Delaware corporation, either to adopt the proposal directly or, if the proposal required a change to the company's certificate of incorporation, to propose such a change for a shareholder vote. *Gillette* argued that this proposal would cause the company to violate Section 141(a) of the DGCL because the proposal authorized the transfer of decision-making power from the directors to the shareholders. The company position was supported by an opinion of counsel from Richards, Layton & Finger. The Division concurred in the exclusion of the proposal under Rule 14a-8(i)(2), noting, "in the opinion of your counsel implementation of the proposal would cause Gillette to violate state law." In *Wisconsin Energy*, the Division concurred in exclusion of a virtually identical proposal on the grounds that it would cause the company to violate a provision of Wisconsin law that is similar to Section 141(a) of the DGCL.

The Proposal requests that the Corporation's directors amend the Corporation's governing instruments to adopt a policy that "Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution." However, implementing the Proposal would require the Corporation's directors to violate Delaware law. As was the case in the proposals submitted to *SBC Communications* and *Gillette*, the Proposal would require the directors to delegate authority to the stockholders that the DGCL has assigned to the directors. To the extent that this Proposal requires a change to the Certificate of Incorporation, it would still violate state law. As the RLF Opinion makes clear, any such change in the Certificate of Incorporation can only be accomplished if the directors first determine that it would be in the best interests of the Corporation and all of its stockholders. As stated in the RLF Opinion:

> The Board cannot amend the Certificate without regard to the impact of the decision on the corporation's minority stockholders as contemplated by the Proposal because such amendment would not be advisable and in the best interests of the corporation's minority stockholders and, to the extent that the Proposal requests the Board to amend the Certificate, the Proposal is invalid under Delaware law because it requires the Board to abdicate its fiduciary duty to protect the interests of the Company's minority stockholders.

Based on the foregoing, the RLF Opinion and direct prior precedent, the Corporation believes that the Proposal is invalid under Delaware law, and accordingly, the Corporation may exclude the Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(2).

Violation of State, Federal and Foreign Law

In addition to the foregoing violation of Delaware law, the Corporation believes that the Proposal could, if implemented, require it to violate existing and future laws of any state, federal or foreign jurisdiction to which it is subject. Assuming its adoption, the Proposal, by its own operation, implements **any** stockholder resolution that has been approved by the majority of stockholders. This is true regardless of the content, subject matter or legality of the resolution. For example, assume stockholders citing privacy concerns gain majority support for a resolution that prohibits identification checks in connection with opening new bank accounts or transacting other business with the Corporation (the "privacy resolution"). The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") requires, as a condition of opening or maintaining certain accounts, that financial institutions identify each customer (and representative of such customer) who is permitted to use, or whose transactions are routed through, correspondent accounts. Accordingly, if the Proposal was adopted and the privacy resolution was approved by a majority of stockholders, the Corporation would be forced to violate the Patriot Act (or its Certificate of Incorporation as amended by the Proposal). Alternatively, assume stockholders seeking higher revenues gain majority support for a resolution that requires certain loans to charge an interest rate in excess of the amount permitted by the usury laws of the states in which the Corporation conducts its lending business (the "interest rate resolution"). Accordingly, if the Proposal was adopted and the interest rate resolution was approved by a majority of stockholders, the Corporation would be forced to violate numerous state usury laws (or its Certificate of Incorporation as amended by the Proposal).

The Proposal, if implemented, automatically implements any majority-approved proposal, without regard to its content, subject matter, or legality. The Proposal could require the Corporation to violate any existing and future laws of any state, federal or foreign jurisdiction to which it is subject. Accordingly, it is my opinion, as an Associate General Counsel of the Corporation, that the Corporation may exclude the Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(2).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action.

Rule 14a-8(i)(1) permits a company to exclude a proposal if that proposal is not a proper subject for action by the shareholders under the laws of the state in which it is organized. The Proposal is not a proper subject for action by the Corporation's stockholders, notwithstanding its precatory nature, because it would cause the Corporation to violate Delaware law if implemented. As set forth in the preceding discussion, the RLF Opinion expressly opines that the Proposal is not a proper subject for stockholder action. The RLF Opinion also states that this conclusion is not affected by the fact that the proposal is precatory. The RLF Opinion is incorporated in this letter as if set forth herein. Accordingly, Corporation may exclude the Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(1).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

The Corporation believes that it may properly omit the Proposal from the proxy materials for its 2005 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement it. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal would require the Corporation to violate Delaware law and, potentially, any existing or future laws of any jurisdiction to which the Corporation is or may become subject. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Accordingly, since the Proposal would require the Corporation to violate the law, it may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Emil Rossi

EXHIBIT A

EmiL Rossi
P.O. Box 249
Boonville, Ca. 95415

November 10, 2004

Bank of America
Rachel R. Cummings-Corp. Secretary
Bank of America Corporate Center
Charlotte , North Carolina 28255

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 BANK OF AMERICA PROXY MATERIAL

The shareholders of Bank of America request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution .

Emil Rossi holder of 2714 common shares Bank of America at Morgan Stanley . Emil Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .



Emil Rossi

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a majority of the shares of the company should be required to implement the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not count .



Emil Rossi

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 5, 2005

Bank of America Corporation
Bank of America Center
101 South Tryon Street, 18th Flr.
Charlotte, NC 28255

Re: Stockholder Proposal Submitted By Emil Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") which the Proponent intends to present at the Company's 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, the Certificate of Amendment of the Company as filed with the Secretary of State on March 29, 2004, the Certificate of Designation of Fixed/Adjustable Rate Cumulative Preferred Stock of the Company as filed with the Secretary of State on March 29, 2004, and the Certificate of Designation of 6.75% Perpetual Preferred Stock of the Company as filed with the Secretary of State on March 29, 2004, (collectively, the "Certificate");

(ii) the Bylaws of the Company as adopted on September 24, 2003 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> The shareholders of Bank of America request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution.

Supporting Statement

> The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a majority of the shareholders of the company should be required to implement the resolution. In the proponent's opinion, outrageous scandals like Enron, WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented. If the shareholder's vote does not count, how does that make the shareholders the owners of the company. Right now management owns the company to do as they please. A lot of Americans have fought wars (myself included) in support of democracy. There would still be apartheid in South Africa if we thought votes should not count.

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Company's governing instruments so as to cause any proposal approved by the holders of a majority of the Company's outstanding stock to be implemented regardless of whether the adoption of such an amendment to the Company's governing documents constitutes a proper subject for stockholder action.

Discussion

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

Pursuant to the Proposal, the Board of Directors would be obligated to amend the Certificate to implement every resolution which receives the approval of the holders of a majority of the Company's outstanding shares without regard to the impact of such amendment on the corporation's other stockholders under the General Corporation Law and without separate board consideration of the advisability of the subject matter of the resolutions in accordance with its fiduciary duties.

I. The Proposal Would Require the Board to Amend the Certificate.

The Proposal requests that the Board amend the Company's governing instruments to provide that every stockholder resolution that is approved by the holders of a majority of the Company's outstanding shares be implemented. As such, the Proposal requests that the Board delegate to the stockholders of the Company the ability to manage the corporation with respect to the subject matter of every resolution approved by the holders of a majority of the Company's outstanding shares. Under Section 141(a) of the General Corporation Law (quoted below), the only means by which a Delaware corporation (other than a close corporation)[1] can provide for management by the corporation's stockholders is by inclusion of a provision in the

[1] Section 351 of the General Corporation Law permits a close corporation to amend its certificate of incorporation to provide for the corporation to be stockholder-managed. However, such an amendment can only be effected by the unanimous consent of the holders of all of the corporation's outstanding voting stock. See 8 Del. C. § 351. The Proposal only contemplates a majority vote of the Company's outstanding shares. In addition, the Company could not amend the Certificate to become a close corporation because it does not comply with the criteria set forth in Section 342 (notably fewer than 35 stockholders). Even if it could qualify as a close corporation, however, any such amendment to become a close corporation would have to be done in accordance with Section 242(b) of the General Corporation Law, which requires the Board (as discussed below), not the Company's stockholders, to determine the advisability of such an amendment.

corporation's certificate of incorporation delegating managerial authority to the corporation's stockholders.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)") provides as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Delaware courts have repeatedly invalidated arrangements that limited the discretion of a board of directors in the absence of a certificate of incorporation provision limiting the board's discretion. In each of Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) and Carmody v. Toll Bros., Inc., 723 A.2d 1180 (Del. Ch. 1998), the Court reasoned that provisions limiting the ability of the board to redeem a rights plan were invalid in part because they were limitations on the authority of the board to manage the business and affairs of the corporation that were not set forth in the certificate of incorporation, as Section 141(a) requires. In Quickturn, the Delaware Supreme Court stated:

> Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Id. at 1291. In Carmody, the Delaware Court of Chancery summarized one of the plaintiff's statutory claims against a "dead hand" pill as follows:

> Under 8 Del. C. § 141(a) ..., any [restrictions on board authority] must be stated in the certificate of incorporation. The complaint alleges that because those restrictions are not stated in the Toll Brothers charter, the 'dead hand'

> provision of the Rights Plan is ultra vires and, consequently, invalid on its face.

723 A.2d at 1189. The Court went on to hold that "the complaint states a claim that the 'dead hand' provision would impermissibly interfere with the directors' statutory power to manage the business and affairs of the corporation." Id. at 1191 (quoting 8 Del. C. § 141(a) and emphasizing clause stating that the board shall manage a corporation "except as may be otherwise provided in this chapter or in its certificate of incorporation"). See also Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 40 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985) ("[T]he Delaware General Corporation Law requires that the board of directors manage the business and affairs of the corporation unless the certificate of incorporation specifically relieves the directors of that duty. 8 Del. C. §141(a). Skelly's certificate of incorporation contained no such provision."); Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc., C.A. No. 365-N, slip op. at 1 (Del. Ch. May 27, 2004) ("Maxwell focuses on the second sentence of § 141(a), which states that where the charter contains a provision for the management of the corporation 'otherwise' than by the board, the 'powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.'").

The Certificate does not provide for management of the Company by anyone other than the Board. Because the Certificate does not currently provide for management by the Company's stockholders, the Proposal effectively requests that the Board amend the Certificate to provide for the implementation of every resolution adopted by the holders of a majority of the Company's outstanding shares (the "Amendment"). See, e.g., Lehrman v. Cohen, 222 A.2d at 808 ("As to the means adopted for the accomplishment of that purpose, we find the [delegation of managerial authority to a stockholder to be] [] valid by virtue of § 141(a) of the Delaware Corporation Law .... The [] arrangement was created by the unanimous action of the stockholders of the Company by amendment to the certificate of incorporation. The stockholders thereby provided how the business of the corporation is to be managed.").[2]

---

[2] In addition, we note that Lerhman is the only reported case of which we are aware in which a board of directors adopted an amendment to a certificate of incorporation providing for management by the corporation's stockholders and, in Lehrman, such an amendment was adopted by unanimous stockholder action. The Court did not address whether the fact that the amendment had been adopted by the unanimous vote of the corporation's stockholders had any bearing on its decision. The Court also specifically rejected as precedent the Delaware Court of Chancery's decision in Abercrombie v. Davies, 123 A.2d 893 (1956) in which the Court suggested, in dicta, that a similar provision in a stockholders agreement might have been valid had all of the corporation's stockholders consented to the agreement. The Court in Lehrman stated that Abercombie was inapposite because "the Abercombie arrangement was not created by the certificate of incorporation, within the authority of Section 141(a)." Id. at 808.

II. The Board Cannot Submit an Amendment to the Certificate without Determining its Advisability.

Section 242 of the General Corporation Law addresses the requirements for amending a Delaware corporation's certificate of incorporation and provides, in pertinent part:

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . .

8 Del. C. § 242(b)(1). Thus, Section 242(b) of the General Corporation Law requires a board of directors to determine the advisability of an amendment to a Delaware corporation's certificate of incorporation prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Nonetheless, Abercombie and Lerhman together could be read as requiring unanimous stockholder approval for an amendment to a corporation's certificate of incorporation pursuant to which managerial authority is conferred on stockholders. See also, supra, n.1. Under such circumstances, equity warrants a finding that the stockholders have waived their right to demand that the corporation's directors manage the business and affairs of the corporation. David A. Drexler et al. Delaware Corporation Law & Practice, § 13.01 (2003) (hereinafter "Drexler") ("[A]n agreement among all stockholders which limits the directors' managerial powers or establishes procedures for their exercise is enforceable on the theory that where all stockholders agree on such limitation they have waived their right to have the directors exercise their powers fully."). Thus, these cases suggest that all of the Company's stockholders, not just the holders of a majority of the Company's outstanding shares, must approve every resolution providing for stockholder-management of the Company.

Id. at 1381 (emphasis added); accord AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188, 1195 (Del. Ch. 1999); see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely.").

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's failure to make an advisability determination when required by the General Corporation Law. Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action. See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement."). The Delaware courts have consistently held that directors who fail to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d at 65 (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation").

Based on the foregoing, the Board cannot approve the Amendment under Section 242(b) of the General Corporation Law without first determining that it is advisable and in the best interests of all of the Company's stockholders.

III. The Amendment is Not Advisable and in the Best Interests of the Company's Minority Stockholders.

Directors of a Delaware corporation owe fiduciary duties to all of the corporation's stockholders, not just to the holders of majority of the corporation's outstanding shares as contemplated by the Proposal. Gilbert v. El Paso Co., C.A. Nos. 7075 & 7079, slip op. at 24 (Del. Ch. Nov. 21, 1988), aff'd, 575 A.2d 1131 (Del. 1990) ("The defendants correctly argue that the directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."); Weinberger v. UOP, Inc., 457 A.2d 701, 710 (Del. 1985) ("Signal designated directors on UOP's board still owed UOP and its shareholders an uncompromising duty of loyalty"); Cf. Phillips v. Insituform of N. Am., Inc., C.A. No. 9173, slip op. at 27 (Del. Ch. Aug. 27, 1987) (the "law demands of directors ... fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them"). By requesting that the Board adopt every resolution approved by the holders of a majority of the Company's outstanding shares, the Proposal effectively requires the Board to disregard the interests of the Company's minority stockholders in contravention of Delaware law.

In Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1993), the Delaware Supreme Court recognized that "[i]n the absence of devices protecting the minority stockholders, stockholder votes are likely to become mere formalities," if a cohesive group acting together to exercise majority voting powers have already decided the outcome. Id. Since minority stockholders thereby lose the power to influence corporate direction through the ballot, "minority stockholders must rely for protection solely on the fiduciary duties owed to them by the directors." Id. at 43. A board cannot, consistent with its fiduciary duties to minority stockholders, leave decision-making power solely in the hands of the majority. Rather, a board of directors has an affirmative duty to protect the minority stockholders' interests.

The Delaware Court of Chancery applied this principle in Strassburger v. Earley, 752 A.2d 557 (Del. Ch. 2000) to the actions of corporate directors who were found to have breached their fiduciary duties to a corporation's minority stockholders by causing the corporation to repurchase 83% of its outstanding shares from its two largest stockholders, under circumstances that benefited no one except the selling stockholders and the corporation's president. Even though the directors were not unjustly enriched, had not obtained a special benefit, and had not acted in bad faith or with intent to harm the minority stockholders, the Court held that the directors had violated their duty of loyalty because of the directors' "indifference to their duty to protect the interests of the corporation and its minority shareholders." Id. at 581; see also Crescent I Partners, L.P. v. Turner, 846 A.2d 963, 981 (Del. Ch. 2000) (finding business judgment presumption rebutted by evidence of "directors' indifference to their duty to protect the interests of the corporation and its minority stockholders"); Kohls v. Duthie, 791 A.2d 772, 783 (Del. Ch. 2000) (accepting plaintiffs' argument that "a director's duty of loyalty may also be implicated where directors do not benefit from a transaction but nevertheless act with indifference to their duty to protect the corporation and its minority shareholders"). Thus, directors breach their fiduciary duties simply by following the wishes of the majority without regard to the interests of the minority -- which is precisely what the Proposal contemplates with respect to the Amendment.

The Delaware courts have repeatedly addressed the duty of a board of directors to protect the interests of the minority in the context of the sale of Delaware corporations. In Omnicare, Inc. v. NCS Healthcare, Inc., the Delaware Supreme Court invalidated a merger agreement that was supported by a majority of the corporation's stockholders on the basis that the merger agreement precluded the board of directors of NCS Healthcare, Inc. ("NCS") from fulfilling its fiduciary duty to protect the company's minority stockholders. The NCS board could not terminate the merger agreement after receiving a superior offer because the merger agreement did not provide for termination in the event the NCS board believed such action was necessary to comply with its fiduciary duties. The Court found that this deal protection mechanism precluded the NCS board from:

> exercis[ing its continuing fiduciary responsibilities to []NCS's] minority stockholders.... The [board] could not abdicate its fiduciary duties to the minority by leaving it to the stockholders alone to approve or disapprove the merger agreement.

Id. at 937, 939. Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court considered a board of directors' decision to sell the corporation at the behest of the corporation's controlling stockholder and stated as follows: (1) the directors of the corporation have "an affirmative duty to protect those minority shareholders' interests" (id. at 920); (ii) the board cannot "abdicate [its] duty by leaving it to the shareholders alone" to determine how to respond to the offer (id. at 919); and (iii) the board has a duty to "assist the minority shareholders" in determining the corporation's value so that the minority shareholders could determine whether to accept the merger consideration or pursue appraisal rights (id.). See also Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1338 (Del. Ch. 1987) (finding directors "abdicated their responsibility to the minority stockholders" by deferring to the judgment of the controlling stockholder with respect to the fairness of a merger); Kells-Murphy v. McNill, C.A. No. 1609, slip. op. at 3 (Del. Ch. July 12, 1991) (declining to dismiss claims that board "abdicated its fiduciary duties" to corporation's minority stockholders by following wishes of majority stockholder in sale of substantially all of corporation's assets); Ryan v. Tad's Enterprises, Inc., 709 A.2d 682, 791 (Del. Ch. 1996) ("A desire to control costs [by delegating to majority stockholder negotiating power in corporate transaction] cannot relieve corporate fiduciaries from their duty to assure that the interests of minority shareholders ... are adequately protected.").

The Board cannot amend the Certificate without regard to the impact of the decision on the corporation's minority stockholders as contemplated by the Proposal because such amendment would not be advisable and in the best interests of the corporation's minority stockholders and, to the extent that the Proposal request the Board to amend the Certificate, the Proposal is invalid under Delaware law because it requires the Board to abdicate its fiduciary duty to protect the interests of the Company's minority stockholders.

IV. Since the Amendment is Not Advisable, the Board Cannot Effect the Amendment.

Because the Amendment is not advisable and in the best interests of the Company's minority stockholders, the Board cannot recommend and submit the Amendment for stockholder action as required under Section 242(b) of the General Corporation Law to effect the Amendment. As noted, supra, p. 6:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Williams v. Grier, 671 A.2d at 13811; see also R Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 9.12, at 9-18 (2004) (hereinafter, "Balotti and Finkelstein") ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders.") (emphasis added). Thus, while stockholder action approving an amendment to a certificate of incorporation is a statutory prerequisite to the effectiveness of such an amendment, stockholders cannot act without the prior favorable recommendation of the corporation's board of directors. In In re Berkshire Reality Co. Inc., CA. No. 17242 (Del. Ch. Dec. 18, 2002), the Delaware Court of Chancery addressed a board's ability to submit dissolution of a corporation to the corporation's stockholders without a prior favorable recommendation of the board of directors under Section 275 of the General Corporation Law. Like Section 242 of the General Corporation Law, Section 275 requires a board of directors to determine the advisability of dissolution of the corporation prior to recommending and submitting the issue for stockholder action.[3] In Berkshire, plaintiffs

---

[3] Section 275(a-b) of the General Corporation Law addresses a corporation's power to dissolve by a less than unanimous vote of its stockholders and provides, in pertinent part:

> (a) If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the

contended that a board of directors was required to recommend and submit a liquidation proposal to a vote of the corporation's stockholders even though the board had concluded that dissolution was not in the best interests of the corporation and its stockholders. The Delaware Court of Chancery rejected plaintiffs' argument and stated, in pertinent part:

> The board recommended against accepting the liquidation proposal because it deemed the merger proposal the better transaction. The board had no contractual duty to recommend the liquidation proposal to the shareholders. On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.

Slip op. at 12. Cf. Smith v. Van Gorkom, 488 A.2d at 888 (finding that board of directors could not recommend and submit merger agreement for stockholder action without first determining that it was advisable).

Based on the foregoing, a board cannot approve, recommend and submit for stockholder action any proposal that is not advisable and in the best interests of all of the corporation's stockholders. Nor can an amendment become effective without stockholder approval. Because neither the Board nor the Company's stockholders can approve the Amendment as required by Section 242 of the General Corporation Law, the Company cannot effect the Amendment under the General Corporation Law.

V. The Proposal Violates Delaware Law because it Divests the Board of its Managerial Authority.

If the Company cannot effect the Amendment, the question then is whether the Board could implement the Proposal without the Amendment. In our opinion, any commitment

---

> board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.
>
> (b) At the meeting a vote shall be taken upon the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon shall vote for the proposed dissolution, a certification of dissolution shall be filed with the Secretary of State pursuant to subsection (d) of this section.

by the Board to follow the wishes of the holders of a majority of the Company's outstanding shares on any topic would violate Section 141(a) of the General Corporation Law and the Board's duty of care and oversight under Delaware law. See, e.g., Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Polk v. Good, 507 A.2d 531, 536 (Del. 1986) (same); Smith v. Van Gorkom, 488 A.2d at 872.

Under Section 141(a), directors cannot authorize the implementation of a proposal that precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'"); In re Bally's Grand Derivative Litig., C.A. No. 14644, slip op. at 9 (Del. Ch. June 4, 1997) (same); compare McMullin v. Beran, 765 A.2d at 925 (finding minority stockholders stated a claim for breach of the fiduciary duty of care for delegating to a majority stockholder the power to negotiate the sale of the corporation) with Emerald Partners v. Berlin, C.A. No. 9700, slip op. at 59 (Del. Ch. Apr. 28, 2003) (finding board did not breach its fiduciary duties by delegating to its investment advisor the power to recommend an exchange ratio for a merger where the board retained the authority to accept or reject the recommendation). See also Omnicare Inc. v. NCS Healthcare Inc., 818 A.2d at 936 (invalidating deal protection devices in a merger agreement that precluded directors from terminating a merger agreement to pursue a superior proposal when required by their fiduciary duties); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch. 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, slip op. at 10; Rosenblatt v. Getty Oil Co., slip op. at 41; Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949).

Nor can a board delegate its duty to manage the corporation to the corporation's stockholders[4] or any function specifically assigned to directors by the General Corporation Law. Drexler § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti and Finkelstein § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d at 42, 60-65; 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2004). Functions reserved to the discretion of a board of directors by the General Corporation Law include the power to approve (or disapprove) all significant corporate events by

[4] Paramount Communications, Inc. v. Time Inc., 571 A.2d at 1154.

antecedent board action: (1) the sale of all or substantially all of a corporation's assets (8 Del. C. § 271), (2) mergers (8 Del. C. § 251 et seq.), (3) amendments to a corporation's certificate of incorporation (8 Del. C. § 242(b)), and (4) dissolution, except where authorized by unanimous stockholder action (8 Del. C. § 275).

Pursuant to the Proposal, the Company's stockholders could obligate the Board to take various actions that the Board determines are not in the Company's best interests and that are inconsistent with the Board's fiduciary duties. Such actions could include decisions on whether to sell the Company, how to respond to acquisition proposals from third parties and whether and what defensive measures should be adopted to protect the Company from unwanted suitors. Accordingly, if the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998). The Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers. Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d at 1361, 1389-90 (Del. 1995); In re Bally's Grand Derivative Litig., Cons. C.A. No. 14644, slip op. at 9-10 (Del. Ch. June 4, 1997) ("Our courts will not uphold an agreement wherein the directors delegate duties which lie at the heart of the management of the corporation ....") (internal quotations omitted). Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("The adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."); Quickturn, 721 A.2d at 1291 ("[T]his Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (emphasis added). Whether the Board's authority in this regard arises under Section 141, the common law of fiduciary duties, or some combination, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void ...."); Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d at 51 (contract may not limit board's exercise of fiduciary duties). As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, 818 A.2d at 936.

The Proposal could also be used to require that the Board undertake fundamental corporate transactions solely within the province of the Board, such as the issuance of a dividend. Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders. 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity, stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938). Indeed, the Proposal could be used to require the Board to effect all significant corporate events, such as mergers, amendments to the Certificate, significant asset sales and dissolution without the exercise of the Board's statutorily prescribed function of determining the advisability of such events. See, supra, pp 5-6.

In addition, pursuant to the policy set forth in the Proposal, the Company's stockholders could require the Board to expend the Company's funds in various ways. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors over the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company expend funds (whether by requiring certain corporate acquisitions, redeeming or repurchasing stock or rights, mandating specified compensation to employees or otherwise), the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

Moreover, the SEC has previously accepted our view that the same stockholder proposal from the same proponent sent to SBC Communications Inc. would violate Delaware law. In SBC Communications Inc., 2004 SEC No-Action Letter, Lexis 89 (Dec. 16, 2004), the SEC took the following position:

> The third proposal requests that the board take the necessary steps to amend SBC's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented....
>
> There appears to be some basis for your view that SBC may exclude the third proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would require SBC to violate state law. Accordingly, we will not recommend enforcement action to the Commission if SBC omits the third proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the third proposal upon which SBC relies.

Id. at *1-2. See also The Gillette Company, 2003 SEC No-Action Letter, Lexis 387, *40 (Mar. 10, 2003) (stating that the SEC would decline to recommend enforcement action if a stockholder proposal that requested "the board of directors to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals" was omitted from proxy materials on the grounds that the proposal was excludable under rule 14a-8(i)(2) because implementation of the proposal would violate state law).

Conclusion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

The proposal requests the board take the necessary steps to amend Bank of America's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Bank of America to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Robyn Manos
Special Counsel